UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER, 2005.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: December 19, 2005                    /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                        NEWS RELEASE - DECEMBER 19, 2005

                             NAVIDAD PROJECT UPDATE

IMA EXPLORATION INC. (IMR-AMEX, TSX-V) is pleased to provide an update on its 100% owned Navidad silver-lead project located in Patagonia, Argentina. To date, IMA has defined an Indicated Resource of 300.7 million ounces of silver and 1.27 million tonnes of lead (92.8 million tonnes at 101 g/t silver and 1.36% lead using a 50 g/t silver equivalent cut-off - see News Release 11, June 16, 2005) at the Navidad Project, making it one of the world's largest primary silver deposits.

RESOURCE CALCULATION
Snowden Mining Industry Consultants Inc., is currently completing an updated resource estimation for the Navidad project. This resource estimate will be based on all of the drilling carried out to date and will include resources from Galena Hill, Connector Zone, Navidad Hill, and Calcite Hill. The resource update is expected to be released in January 2006.

METALLURGY
Encouraging preliminary metallurgical results from flotation tests carried out on samples from Galena Hill, Navidad Hill and Calcite Hill were reported by the Company earlier in December (News Release 25, December 1, 2005). Additionally, preliminary results from alkaline pressure oxidation followed by thiosulphate leaching of pyrite concentrate from Galena Hill are highly encouraging and will be released once a sufficient number of tests have been completed, early in the new year.

SCOPING STUDY
Under the direction of Ing. Augusto Baertl, President and CEO of IMA Latin America, the international mining consulting firm Pincock, Allen and Holt has been selected through a bid process to prepare a conceptual study of the Navidad project. This work is expected to provide preliminary engineering and economic parameters to guide the ongoing development of the Navidad project. The study will commence once the updated resource estimate has been received in early 2006

DRILLING AND SURFACE EXPLORATION
Additional geological mapping has recently been completed along and south of the Argenta Trend and 790 new soil samples were collected from the area; results are currently being compiled. After the Christmas break IMA will be commencing a Phase IV diamond drill program on the Navidad project that will initially comprise 10,000 metres targeting: 1) expansion of resources along the Navidad trend, 2) delineation of the high-grade mineralized zone at Loma de la Plata which has only been tested by 5 drill holes to date (News Release 24, October 13, 2005), 3) initial testing of other targets located along the 8km Argenta Trend, 4) additional drilling along the Esperanza trend, and 5) completion of stratigraphic holes to test buried geological and geophysical targets between the Navidad and Argenta trends.

LEGAL UPDATE
IMA also reports that the trial which commenced on October 11, 2005 has now concluded with judgement expected sometime in the first quarter of 2006. The court case proceeded in accordance with the Company's expectations and IMA maintains that it has a strong legal position.


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                                      -2-



ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2005 NUMBER 27
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